June 17, 2016
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mara L. Ransom
Assistant Director
Office of Consumer Products
Re:     Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-32740
This letter sets forth the responses of Energy Transfer Equity, L.P. (“ETE”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 7, 2016 (the “Comment Letter”) with respect to ETE’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.
Staff Comments
Form 10-K for Fiscal Year Ended December 31, 2015
Risk Factors
The profitability of certain activities in ETP’s natural gas gathering…, page 46

1.
We note your disclosure on pages 46 and 47 describing the variety of contracts that ETP enters into, including percent-of-proceeds, keep-whole and processing fee arrangements, and the way each type of contract exposes ETP’s results to commodity price fluctuations. In future reports, please disclose the percentage of ETP’s total revenues that are tied to each type of contract.

Response: Within the Investment in ETP segment results analysis in the Management’s Discussion and Analysis section of the Form 10-K, we have included discussion of the impacts to gross margin from fee-based and non fee-based arrangements. This disclosure is based on analysis in ETP’s Annual Report on Form 10-K (the “ETP Form 10-K”). In addition, the ETP Form 10-K also includes a break-out of gross margin from its midstream operations between fee-based and non fee-based arrangements. In this context, fee-based margin includes revenues derived from processing fee arrangements, and non fee-based margin includes revenues from percent-of-proceeds and keep-whole contracts. In future reports, we will include a break-out of ETP’s midstream gross margin between fee-based and non fee-based arrangements, consistent with the amounts reported by ETP, within the risk factor referenced by this comment. For example, we would add disclosure similar to the following related to the years ended December 31, 2015 and 2014:
“For ETP’s midstream operations, gross margin includes fee-based margin (which includes revenues from processing fee arrangements) and non fee-based margin (which includes gross margin earned on percent-of-proceeds and keep-whole arrangements). For the years ended December 31, 2015 and 2014, gross margin from ETP’s midstream operations totaled $1.805 billion and $1.930 billion, respectively, of which fee-based revenues constituted 86% and 66%, respectively, and non fee-based margin constituted 14% and 34%, respectively. The amount of gross margin earned by ETP’s midstream operations from fee-based and non fee-based arrangements (individually and as a percentage of total revenues) will be impacted by the volumes associated with both types of arrangements, as well as commodity prices; therefore, the dollar amounts and the relative magnitude of gross margin from fee-based and non fee-based arrangements in future periods may be significantly different from results reported in previous periods.”
We do not believe that further disaggregation of non fee-based revenues between percent-of-proceeds and keep-whole contracts would be useful to include in ETE's risk factors, because such information by itself does not provide a reader with a better understanding of the risks associated with such revenues.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Estimates and Critical Accounting Policies
Impairment of Long-Lived Assets and Goodwill, page 101

2.
We note there has been a sustained decline in your market capitalization since before October 1, 2015, the date of your most recent annual impairment test. Please tell us if this decline triggered an interim impairment test under ASC 350-20-35-30 as of December 31, 2015 and thus far in fiscal 2016. In this regard, to the extent you have determined that any of your reporting units are at potential risk of failing your goodwill impairment analysis, please tell us your consideration of providing the following disclosures for each reporting unit that is at risk of failing step one of the quantitative goodwill impairment test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussions regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release 33-8350.
Response: ETE evaluates the risk of goodwill impairment at a reporting unit level. Substantially all of the goodwill on ETE’s consolidated balance sheet is recorded at ETE’s consolidated subsidiaries, ETP and Sunoco LP, both of which are publicly traded partnerships. While the trading prices of ETP and Sunoco LP common units have reflected some recent volatility, those trading prices have not experienced a sustained decline. Given that the decline in ETE’s market capitalization was not experienced across the entire family of partnerships, we did not consider the decline in ETE’s market capitalization to be an indication of a decline in the fair value of the reporting units to which the goodwill is allocated. Accordingly, we did not consider the decline in ETE’s market capitalization to be a triggering event to consider an interim goodwill impairment test.
We do not currently believe that any significant portion of ETE’s consolidated goodwill balance is substantially at risk of failing the goodwill impairment analysis. As of October 1, 2015, all but two reporting units that were subjected to quantitative impairment tests had fair values exceeding their carrying value, and upon further testing of those two reporting units, it was determined the goodwill was fully impaired. Substantially all of the remaining reporting units had fair values exceeding their carrying values by at least 15%. No other potential triggering events have been noted, and therefore no interim impairment test as of December 31, 2015, or thus far in 2016, has been considered necessary.
We continue to monitor market conditions and the operations of ETE’s reporting units to determine if an interim impairment test could be necessary.
Financial Statements
Notes to Consolidated Financial Statements
6. Debt Obligations, page F-34

3.
Your Form 10-K for the fiscal year ended December 31, 2014 included financial statements of Regency Energy Partners LP (“Regency”) pursuant to Rule 3-16 of Regulation S-X. Please tell us why Regency financial statements were not required by Rule 3-16 of Regulation S-X in this Form 10-K for the fiscal year ended December 31, 2015.

Response: Effective April 30, 2015, Regency merged with ETP, and ETP’s consolidated financial statements have been retrospectively adjusted to reflect consolidation of Regency. All Regency limited partner interests previously owned by ETE were converted to ETP limited partner interests upon the closing of the merger. Therefore, ETE no longer owns any Regency limited partner units, which had previously been included in the collateral for the ETE notes. The ETP limited partner interests owned by ETE and pledged as collateral continue to be collateral for the ETE notes; therefore, the ETP financial statements were filed in the Form 10-K to satisfy the requirements of Rule 3-16 of Regulation S-X.
4. We note your disclosure on page F-40 regarding covenants related to Energy Transfer Equity, L.P. obligations. Please tell us your consideration of disclosing the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X.
Response: ETE’s debt agreements contain covenants that we consider customary and typical. As noted in our disclosures, certain covenants may limit ETE’s ability to make distributions upon the occurrence of an event of default. However, neither the payment of distributions nor the resulting reduction in capitalization would directly cause ETE to fail to comply with its covenants. Therefore, with respect to Rule 4-08(e)(1), we concluded that ETE’s debt covenants do not limit or restrict the payment of distributions to its partners, except in the case where ETE may have an event of default as defined in the respective debt agreements. ETE is required under its partnership agreement to distribute its computed “available cash” each quarter, and ETE’s debt agreements do not restrict ETE from making such payments.
5. We note your disclosure beginning on page F-40 regarding covenants related to your subsidiaries. Please tell us whether these covenants or any regulatory provisions restrict the ability of your subsidiaries to transfer funds to you in the form of loans, advances or cash dividends without the consent of the lenders or regulators. If so, please tell us tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; and (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.
Response: Certain of the referenced covenants subject ETE’s net assets to restrictions due to the requirement imposed by various debt instruments to maintain specified levels of capitalization; however, ETE’s subsidiaries' ability to transfer funds to us in the form of loans, advances or cash dividends is not restricted by regulatory provisions. The restricted net assets of ETE’s consolidated subsidiaries and its equity in the undistributed earnings of investments accounted for by the equity method totaled less than $10 million as of December 31, 2015. We calculated this amount consistent with the requirements of Rule 4-08(e)(3) of Regulation S-X, based on ETE’s share of the subsidiaries’ and equity method investees’ net assets, to the extent that such net assets could not be transferred to the respective entity’s parent through loans, advances or cash dividends without lender consent.
With respect to the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X, we concluded that such disclosures were not material given the magnitude of restricted net assets as of December 31, 2015.
* * * * *
In connection with our response to the Staff’s comments relating to the Form 10-K, ETE hereby acknowledges that:
•    ETE is responsible for the adequacy and accuracy of the disclosure in the filings;
•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•    ETE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *
Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Thomas E. Long
Thomas E. Long
Group Chief Financial Officer - ETE
(214) 840-5400

Cc:    Kenneth Clay, Grant Thornton LLP
Cc:    Daniel Porco, Securities and Exchange Commission